FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]   Form 40-F [_]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the earnings release dated August 11, 2005 by Aries Maritime Transport Limited (the "Company") covering the period ended June 30, 2005.

Attached hereto as Exhibit 2 is the Company's Managements' Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2005.

Attached hereto as Exhibit 3 are the Company's Unaudited Predecessor Combined Carve-Out Financial Statement as and for the period ended June 30, 2004 and Unaudited Consolidated Financial Statement as and for the period ended June 30, 2005. This Exhibit 3 contains the complete text of these unaudited financial statements, including the notes thereto, and is intended to replace Exhibit 3 to the Company's Report on Form 6-K filed on August 16, 2005.

Exhibit 1
---------

For Immediate Release


Company Contacts:

Richard J.H. Coxall                              Leon Berman
Chief Financial Officer                          Principal
Aries Maritime Transport Limited                 The IGB Group
(011) 30 210 9467433                             212-477-8438


                    ARIES MARITIME TRANSPORT LIMITED REPORTS
            FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

                          Expanded Fleet Drives Results

               100% Time Charter Coverage and Strong Balance Sheet Positions Company to Provide Both Stable Earnings and Growth


ATHENS,  GREECE,  August 11, 2005 - Aries Maritime  Transport  Limited  (NASDAQ:
RAMS), today reported net income of $6.7 million for the six months ended June 30, 2005, compared to net income of $2.0 million recorded for the six months ended June 30, 2004 representing an increase of $4.7 million or 235%. Revenues were $32.7 million for the six months ended June 30, 2005, compared to revenues of $10.6 million recorded for the six months ended June 30, 2004, an increase of 208%. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days. As of June 30, 2005 the fleet comprised seven products tankers and four container ships compared with a fleet comprising four products tankers and four container ships as of June 30, 2004. During the six months ended June 30, 2005 vessel operating days totalled 1,816 compared with total vessel operating days of 627 for the same period of 2004. EBITDA for the six months ended June 30, 2005 was $23.2 million compared to $7.1 million for the six months ended June 30, 2004.

The initial public offering of 12,240,000 shares of the Company was completed on June 3, 2005 and the net proceeds of the offering totalling $143,055,000 was received by the Company on June 8, 2005. These proceeds were applied to vessel acquisition, debt reduction, costs of the initial public offering and cash.

Mons S. Bolin, President and Chief Executive Officer, commented, "During the first six months of 2005, Aries met important objectives related to growing its products tanker and container fleet business, including committing 100% of its vessels to profitable time charter contracts. This success enabled Aries to post strong results for the period, while positioning the Company to take advantage of favorable long-term industry fundamentals. With an expanded time chartered fleet, Aries is also well positioned to provide a high level of earnings stability and distribute significant cash dividends to shareholders."

Fleet Report

Aries operates a fleet of seven double-hulled tankers and five container ships. The Company's products tankers consists of four double-hulled MR tankers, two double-hulled Panamax tankers and one double-hulled Aframax tanker with an average age of 7.8 years and a dwt capacity of approximately 391,124 tonnes.

The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 15.6 years. This fleet includes two vessels of which the Company took delivery following its June 3, 2005 initial public offering.

On June 24, 2005, the Company took delivery of a 2,917 TEU container vessel, the CMA CGM Seine, from an affiliate of Aries Energy, in accordance with a previously exercised option agreement. The CMA CGM Seine will continue to operate on its existing $15,405 net per day time charter with the CMA CGM Group of France until September, 2005. At that time, the vessel will immediately commence a new five-year time charter with the same charterer at a net rate of $20,400 per day.

On July 15, 2005 the Company took delivery of a 2,917 TEU container vessel, the CMA CGM Makassar, a sister ship of the CMA CGM Seine, from an affiliate of Aries Energy, in accordance with a previously exercised option agreement. The CMA CGM Makassar will continue to operate on its existing $20,400 net per day time charter with the CMA CGM Group of France until May, 2010.

Fleet Deployment

All of Aries' 12 vessels are currently deployed on long-term time charters with established international charterers and state owned entities. The time charters have remaining periods ranging from 1 year to 5 years, with an average of 3 years.

During the first six month period of 2005, Aries signed time charters for two vessels prior to their expiration dates in 2006. The 41,500 dwt products tankers, the High Land and the High Rider, are currently on $12,838 net per day contracts with d'Amico, a major Italian shipping company, that expire in March 2006. The two vessels have also been signed to $16,575 net per day contracts with Trafigura, a large global commodity trader, which commence in March 2006 and expire in April 2008.

Mr. Bolin, continued, "We are pleased to have entered into time charters for two of our products tankers, which were signed prior to the expiry of the current contracts and were executed at higher rates. This demonstrates the Company's commitment to maintain significant time charter coverage as well as our ability to benefit from any rate increases. We will continue to seek such opportunities in the future in an effort to grow our earnings for the benefit of the Company and its shareholders."

The following table, details Aries' fleet deployment:



                                                                                                     Initial
                                                                Expiration                           Daily
                                      Year    Charterer/        of Time             Charter Hire     Operating
Vessel Name             Size          Built   Subcharterer      Charter             (net per day)    Budget
-----------             ----          -----   ------------      -------             -------------    ------
Products Tankers
Altius                  73,400 dwt    2004    Deiulemar/Enel    Through 6/09           $14,860        $4,500
Fortius                 73,400 dwt    2004    Deiulemar/Enel    Through 8/09           $14,860        $4,500
Nordanvind              38,701 dwt    2001    PDVSA             Through 10/05          $13,331        $5,000
                                              PDVSA             10/05 to 10/08         $19,988
Bora                    38,701 dwt    2000    PDVSA             Through 11/05          $13,331        $5,000
                                              PDVSA             11/05 to 11/08         $19,988
High Land               41,450 dwt    1992    d'Amico           Through 3/06           $12,838        $4,700
                                              Trafigura         Through 4/08           $16,575
High Rider              41,502 dwt    1991    d'Amico           Through 3/06           $12,838        $4,700
                                              Trafigura         Through 4/08           $16,575
Citius                  83,970 dwt    1986    ST Shipping       Through 8/06           $18,330 +      $4,800
                                                                                       50% of
                                                                                       profits over
                                                                                       and above
                                                                                       $18,800

Container Vessels

CMA CGM Makassar         2,917 TEU    1990    CMA CGM           Through 5/10           $20,400        $5,100

CMA CGM Seine            2,917 TEU    1990    CMA CGM           Through 9/05           $15,405        $5,100

                                                                9/05 to 9/10           $20,400

CMA CGM Energy           2,438 TEU    1989    CMA CGM           Through 4/07           $21,954        $4,800

CMA CGM Force            2,438 TEU    1989    CMA CGM           Through 6/07           $21,954        $4,800

Ocean Hope               1,800 TEU    1989    China Shipping    Through 6/07           $13,956        $4,400
                                              Container Lines


Summary of Selected Data

     (All amounts in US$000's, unless otherwise stated)   Six Months Ended
                                                              June 30,
                                                          2004         2005
                                                        ---------    ---------
EBITDA RECONCILIATION(1)

     NET INCOME                                            1,991        6,689
     plus Net interest expense                             1,800        8,007
     plus Depreciation and Amortization                    3,565        8,875
     less Change in fair value of derivatives               (276)        (377)
                                                        ---------    ---------
     EBITDA                                                7,080       23,194
FLEET DATA
     Number of vessels                                         8           11
     Number of vessels on time charter                         8           11
     Weighted average age of fleet (in years)               11.7         10.7
     Operating days                                          627        1,816
AVERAGE DAILY RESULTS (in US$'s):
     Time charter equivalent (TCE) rate                   16,874       18,009
     Vessel operating expenses                             4,847        4,671
     EBITDA                                               11,292       12,772

(1) Aries considers EBITDA to represent net income plus net interest expense and depreciation and amortization and less the change in the fair value of derivatives. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP.

Dividend Policy

Aries currently expects to pay a quarterly dividend in February, May, August and November of each year. Aries intends to pay its first dividend, in the amount of $0.52 per share in November 2005, covering the four month period between June 1, 2005 and September 30, 2005.

Mr. Bolin concluded, "Building on our successful IPO, we remain focused on making strategic decisions that drive shareholder value. Complementing our strategy of distributing significant dividends to our shareholders, we intend to draw upon our strong balance sheet and undrawn credit facility to seek future growth. In pursuing such opportunities we will solely focus on making financially prudent decisions that enable us to enhance our strong position in both the products tanker and container vessels market without sacrificing our ability to generate stable earnings."

Conference Call and Webcast Information

Aries Maritime Transport Limited will host an investor conference call on Thursday, August 11, 2005 at 10:00 a.m. Eastern Time to discuss its results.

To access the conference call, dial (973) 633-8200. Following the teleconference, a replay of the call may be accessed by dialing (973) 341-3080 and entering the reservation number 6350069. The replay will be available from 12:00 p.m. eastern time on Thursday, August 11, 2005, to 11:59 p.m. eastern time on Thursday, August 25, 2005. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Thursday, August 25, 2005.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 15.6 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's product tankers and container vessels currently operate under long-term time charters.

"Safe Harbor"  Statement Under the Private  Securities  Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors described in the Company's Registration Statement on Form F-1 and its Reports on Form 6-K filed with the United States Securities and Exchange Commission. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.



ARIES MARITIME TRANSPORT LIMITED
UNAUDITED PREDECESSOR COMBINED CARVE-OUT STATEMENT OF INCOME FOR THE PERIOD
ENDED JUNE 30, 2004 AND UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE
PERIOD ENDED JUNE 30, 2005 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                                        (Unaudited)                 (Unaudited)
                                                                      Six months period          Six months period
                                                                     ended June 30, 2004         ended June 30, 2005
                                                                    -----------------------    ------------------------
REVENUES:
       Revenues                                                                10,580                  32,705

EXPENSES:
       Commissions                                                               (257)                   (644)
       Voyage expenses                                                           (161)                     (1)
       Vessel operating expenses                                               (2,813)                 (7,860)
       General and administrative                                                   -                    (352)
       Depreciation                                                            (3,271)                 (7,898)
       Amortization of dry-docking and special survey costs                      (294)                   (977)
       Management fees to related party                                          (226)                   (622)
                                                                       ----------------         ---------------
                                                                               (7,022)                (18,354)
                                                                       ----------------         ---------------
       Net operating income                                                     3,558                  14,351

OTHER INCOME (EXPENSES):
       Interest expense                                                        (1,807)                 (8,126)
       Interest income                                                              7                     119
       Other income (expenses), net                                               (43)                    (32)
       Change in fair value of derivatives                                        276                     377
                                                                       ----------------         ---------------
       Total other income (expenses), net                                      (1,567)                 (7,662)
                                                                       ----------------         ---------------

                                                                       ----------------         ---------------
                         NET INCOME                                             1,991                   6,689
                                                                       ================         ===============

Pro forma earnings per share:
         Basic and diluted                                                      $0.07                   $0.23
                                                                       ================         ===============

         Basic and diluted                                                 28,416,877              28,416,877
                                                                       ================         ================




ARIES MARITIME TRANSPORT LIMITED
AUDITED PREDECESSOR COMBINED CARVE-OUT BALANCE SHEET AS AT  DECEMBER 31, 2004 AND UNAUDITED CONSOLIDATED BALANCE
SHEET AS AT  JUNE 30, 2005
(All amounts expressed in thousands of U.S. Dollars)

                                                                                                            (Unaudited)
                                                                                  DECEMBER 31, 2004        JUNE 30, 2005
                                                                           -------------------------  ------------------------
ASSETS
                           Current assets
      Cash and cash equivalents                                                               5,334                    57,075
      Restricted cash                                                                         4,803                     1,507
      Trade receivables                                                                         303                       735
      Other receivables                                                                         114                       317
      Inventories                                                                               435                       585
      Prepaid expenses and other                                                                329                       328
      Due from related parties                                                                1,053                       925
                                                                           -------------------------  ------------------------
                           Total current assets                                              12,371                    61,472
                                                                           -------------------------  ------------------------


      Restricted cash                                                                           813                         -
      Receivables from disposal of vessels                                                    2,000                         -
      Vessels, net                                                                          228,895                   269,143
      Other fixed assets, net                                                                     -                         8
      Deferred charges, net                                                                   1,646                     2,045
                                                                           -------------------------  ------------------------
                         Total non-current assets                                           233,354                   271,196
                                                                           -------------------------  ------------------------

                               Total assets                                                 245,725                   332,668
                                                                           =========================  ========================

LIABILITIES AND STOCKHOLDERS' EQUITY
                         Current liabilities
      Current portion of long-term debt                                                      21,910                    14,179
      Accounts payable, trade                                                                 3,829                     3,027
      Accrued liabilities                                                                     1,270                     1,451
      Deferred income                                                                         2,051                     1,652
      Derivative financial instruments                                                          248                         -
      Deferred revenue                                                                        5,358                     6,120
                                                                           -------------------------  ------------------------
                         Total current liabilities                                           34,666                    26,429
                                                                           -------------------------  ------------------------

      Long-term debt, net of current portion                                                185,050                   131,453
      Fair value of participation liability                                                   6,500                         -
      Deferred revenue                                                                        2,856                    11,516
                                                                           -------------------------  ------------------------
                             Total liabilities                                              229,072                   169,398
                                                                           -------------------------  ------------------------

      Commitments and contingencies (note 3)

                        Stockholders' equity

      Common stock, $0.01 par value, 100 million shares authorised, 28.4 million shares issued and outstanding at December 31,
      2004  and June 30, 2005                                                                     -                       284
      Additional paid-in capital                                                                  -                   141,523
      Retained earnings                                                                           -                    21,463
      Invested equity                                                                        16,653                         -
                                                                           -------------------------  ------------------------
      Total stockholders' equity                                                             16,653                   163,270
                                                                           -------------------------  ------------------------
      Total liabilities and stockholders' equity                                            245,725                   332,668
                                                                           =========================  ========================


OTHER FINANCIAL DATA

(All amounts in US$000's)                           Six Months Ended
                                                        June 30,
                                                   2004           2005
                                                ------------    ---------

Net cash provided by operating activities             4,920       13,433
Net cash used in investing activities              (138,036)     (35,701)
Net cash provided by financing activities           137,387       74,009

Exhibit 2
---------

                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited predecessor combined carve-out financial statements for the six month period ended June 30,2004 and the unaudited consolidated financial statements for the six month period ended June 30, 2005, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

Aries Maritime Transport Limited ("the Company" or "Aries Maritime") was incorporated in Bermuda on January 12, 2005 for the purpose of acquiring certain vessel-owning subsidiaries of Aries Energy Corporation ("Aries Energy"). Prior to that time, our business was operated through vessel-owning subsidiaries as part of the shipping business of Aries Energy. The principal business of Aries Maritime is the ownership and chartering of ocean-going vessels world-wide. The Company's common shares are quoted on the NASDAQ National Market in the United States. The Company is a holding company that conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide.

Up to March 17, 2005, the unaudited predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain vessel-owning companies owned by Aries Energy. The companies reflected in the unaudited predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves are represented by 'Invested Equity'.

In an Aries Energy group re-organization on March 17, 2005 the stockholders of certain vessel-owning companies contributed their interest in those individual vessel owning-companies in exchange for an equivalent stockholding in Aries Maritime. Aries Maritime's ownership percentages in those vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of those vessel-owning companies before the group re-organization. Accordingly the group re-organization has been accounted for as an exchange of equity interests at historical cost.

From March 17, 2005, the unaudited financial statements reflect the consolidated results of Aries Maritime.

The unaudited predecessor combined carve-out financial statements for the six months period ended June 30, 2004 included in this document have been carved out of the consolidated financial statements of Aries Energy, which owned and operated four products tankers and four container vessels during the six months period ended June 30, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy's shipping interests and other assets, liabilities, revenues and expenses that do not relate to our vessel-owning subsidiaries are not included in our unaudited predecessor combined carve-out financial statements for the six months period ended June 30, 2004. Our financial position, results of operations and cash flows reflected in our unaudited predecessor combined carve-out financial statements for the six months period ended June 30, 2004 include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results.

Important Factors to Consider When Evaluating our Historical and Future Results of Operations

We acquired our first two vessels, the High Land and the High Rider, in March 2003. These two vessels were the only vessels in our fleet to operate for the entire six months period ended June 30, 2004. At varying times between April and June 2004, we acquired two products tankers and four container vessels. These six vessels were placed into service shortly after their respective delivery dates. In July and August 2004 we acquired two products tankers and one container vessel and in December 2004 we acquired a products tanker. Also in December 2004, Aries Energy sold two of the container vessels, the CMA CGM Makassar and the CMA CGM Seine, to an affiliate for an aggregate purchase price of $65.0 million. As a result of these acquisitions and disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004. We exercised an option to re-acquire the CMA CGM Makassar and the CMA CGM Seine shortly after the closing of our initial public offering on June 3, 2005. The CMA CGM Seine was acquired on June 24, 2005. As a result of this acquisition our fleet consisted of seven products tankers and four container vessels as of June 30, 2005. The CMA CGM Makassar was acquired subsequent to June 30, 2005.

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services. We believe that charter rates and vessel values are currently at a high level. Several of our vessels were chartered prior to the current high market and, as a result, our historical earnings are below today's available time charter earnings. Charter rates may not remain at currently high levels when our current time charters expire or are renewed.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, when we acquire vessels, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it is helpful to potential investors in our shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller will remove from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may, in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is extremely rare for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. Where a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

o    obtain the charterer's consent to a new owner;

o    obtain the charterer's consent to a new technical manager;

o    in some cases, obtain the charterer's consent to a new flag for the vessel;

o    arrange a new crew for the vessel;

o    replace  all  hired   equipment  on  board,   such  as  gas  cylinders  and
     communication equipment;

o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates and from the flag state;

o    implement a new planned maintenance program for the vessel; and

o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

o    charter market rates, which have recently experienced historic highs;

o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

o depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

o financing costs related to our indebtedness, which totaled $214.6 million as of December 31, 2004, and $145.6 million as of June 30, 2005;

o    fluctuations in foreign exchange rates.

Revenues

At June 30, 2005, all our revenues were derived from the time charters of our seven products tankers and our four container vessels. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer typically pays substantially all of the voyage expenses, while the vessel owner pays the vessel operating expenses. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately one to five years, with an average of approximately three years. Our vessels have been employed on these charters for periods ranging from five months to three years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended June 30, 2004 reflect the operation of eight vessels. During the 12 months period commencing July 1, 2004 and ending June 30, 2005, we acquired three additional products tankers and one container vessel, disposed of two container vessels and re-acquired one of those two container vessels, which dramatically increased our revenues for the six months period ended June 30, 2005 in relation to the same period during the prior year.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value time charter. We value the liability upon acquisition of the vessel, by determining the difference between the market charter rate and assumed charter rate, discount this using our weighted average cost of capital and record the balance as deferred revenue and amortize it to revenue over the remaining period of the time charter.

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 5%, with an average of 3.05%.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

Certain vessel operating expenses are higher during the initial period of a vessel's operation. For example, initial vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and dry-docking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We used interest rate swaps to hedge our interest rate exposure on a part of our financings.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating costs are incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

From June 8, 2005, our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

Under the ship management agreements, we will pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day. Budgeted vessel operating expenses will increase by 3% annually and will be subject to adjustment every three years. The ship management agreements will provide that if actual vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months prior notice.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We will pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time.

In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

Six Months Period Ended June 30, 2005 Compared to the Six Months Period Ended June 30, 2004

Revenues

Total revenues increased by approximately 208% to $32.7 million in the six months period ended June 30, 2005 compared to $10.6 million in the six months period ended June 30, 2004. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days.

Of the total revenue earned by our vessels during the six months period ended June 30, 2005, 63% was earned by our products tankers and 37% by our container vessels.

We have recognized $3.3 million of revenue during the six months period ended June 30, 2005, as a result of the assumption of vessels' charters associated with certain vessel acquisitions. These assumed charters were at charter rates, which were less than market rates at the date of the vessels' acquisition.

Commissions

Chartering commissions increased by approximately 146% to $0.64 million in the six months period ended June 30, 2005 compared to $0.26 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Vessel operating expenses

Total vessel operating expenses increased by approximately 182% to $7.9 million during the six months period ended June 30, 2005 compared to $2.8 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Of the total vessel operating expenses during the six months period ended June 30, 2005, 65% was incurred by our products tankers and 35% by our container vessels.

Depreciation & Amortization

Depreciation increased by approximately 139% to $7.9 million during the six months period ended June 30, 2005, compared to $3.3 million during the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Amortization of dry-docking and special survey costs increased by 238% to $0.98 million during the six months period ended June 30, 2005, compared to $0.3 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by 200% to $0.6 million during the six months period ended June 30, 2005, compared to $0.2 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Interest Expense

Total interest expense increased by approximately 350% to $8.1 million during the six months period ended June 30, 2005, compared to $1.8 million in the six months period ended June 30, 2004. Interest expense on loans increased by approximately 309% to $4.9 million during the six months period ended June 30, 2005, compared to $1.2 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in financing days. Interest expense relating to amortization of deferred financing costs increased by approximately 416% to $3.1 million during the six months period ended June 30, 2005, compared to $0.6 million in the six months period ended June 30, 2004. This increase is primarily due to acceleration of amortization of deferred financing costs. Interest expense incurred from discounting the deferred revenue expense increased by approximately 433% to $0.16 million during the six months period ended June 30, 2005, compared to $0.03 million in the six months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet.

Interest Rate Swaps

The marking to market of our four interest rate swaps in existence as at June 30, 2005 resulted in a total gain in income of $0.38 million, compared with a total gain in income as at June 30, 2004 of $0.28 million, due to the change in fair value over the period. Interest rates were lower at the end of June, 2005, compared with the end of June 2004.

Net Income

Net income was $6.7 million for the six months ended June 30, 2005, compared to net income of $2.0 million for the six months ended June 30, 2004 representing an increase of 235%. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Capital Resources and Liquidity

Overview

Our initial public offering for 12,240,000 of our common shares was completed on June 8, 2005 when the net proceeds of the offering totaling $143,055,000 were received by Aries Maritime. Up to the end of June, 2005, these proceeds had been used to commence the refinance of existing debt obligations and other related obligations, to acquire the CMA CGM Seine container vessel, pay costs of the offering and increase liquidity. Since the end of June, 2005 with this increased liquidity and borrowings under our new senior secured credit agreement, which we entered into concurrently with the closing of the initial public offering, please read "-Our New Senior Secured Credit Agreement-", we have acquired the CMA CGM Makassar, continued to pay costs of the offering and intend to complete the refinance of existing debt obligations and other related obligations. Our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new senior secured credit agreement; (5) maintenance of cash reserves to provide for contingencies; and
(6) payment of dividends.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new senior secured credit agreement and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of our new senior secured credit facilities will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our capital needs over the next 12 months. We intend to refinance borrowings under our revolving acquisition facility by raising additional equity capital. Our longer term liquidity requirements include repayment of the outstanding debt under our new senior secured credit agreement. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new senior secured credit agreement matures four years from the date of closing of the initial public offering.

Cash flows

As of June 30, 2005 and December 31, 2004, we had cash of $58.6 million and $10.1 million, respectively. In the six months period ended June 30, 2005, our net cash provided by operating activities was $13.4 million, compared with $4.9 million during the six months period ended June 30, 2004. This is primarily a result of the increase in net income of $4.7 million and increase in the net of depreciation and amortization of deferred revenue of $4.3 million.

In the six months period ended June 30, 2005, our net cash used in investing activities was $35.7 million, compared with $138 million during the six months period ended June 30, 2004. In each of these periods, our investing activities related primarily to funding our investments in our vessels.

In the six months period ended June 30, 2005, our net cash provided by financing activities was $74 million, as compared to $137.4 million during the six months period ended June 30, 2004. The net cash provided by financing activities related primarily to the receipt of the net proceeds of the initial public offering, refinancing of existing debt and related obligations and drawing of new debt under new senior secured credit agreement.

Indebtedness

We had long-term debt outstanding of $214.6 million at December 31, 2004, compared with $145.6 million at June 30, 2005. Our long-term debt as of June 30, 2005 represents amounts borrowed by the Company and our vessel-owning subsidiaries. As of June 30, 2005, borrowings under the various loan agreements are repayable over various periods ranging from one year to seven years.

We used interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

Our New Senior Secured Credit Agreement

Concurrently with the closing of this offering, we entered into a new $290 million senior secured credit agreement with Bank of Scotland, Nordea Bank and Fortis Bank as lead arrangers. The credit agreement comprises a $140 million term loan facility and a $150 million revolving acquisition facility.

We intend to borrow the full amount under the term loan facility. We have used and will continue to use our borrowings under the term loan facility and the net proceeds of the initial public offering to:

     o repay indebtedness that we assumed in connection with our acquisition of the first ten vessels in our fleet;

     o    pay lender's fees in connection with our existing indebtedness; and

     o acquire the two additional container vessels pursuant to an option agreement that we entered into with an affiliate of Aries Energy and exercised following the initial public offering.

Borrowings under the acquisition facility can only be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

     o each vessel must be a double-hulled crude or products tanker or container vessel;

     o each vessel must be no older than 12 years old at the time of acquisition;

     o    each vessel's purchase price may not exceed its fair market value;

     o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

     o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

Revolving loans under the acquisition facility may be incurred from time to time prior to the second anniversary of the closing of the initial public offering. On the second anniversary of the closing of the initial public offering, any unused commitments under the acquisition facility will be terminated. If the total amount borrowed under the facilities exceeds 55% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the acquisition facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the acquisition facility again once the total amount borrowed under the facilities no longer exceeds 55% of the fair market value of the collateral vessels.

Our obligations under the credit agreement are and will be secured by a first priority security interest, subject to permitted liens, in all 12 vessels in our fleet, including the second container vessel which was aquired after June 30, 2005, and any other vessels we subsequently acquire. In addition, the lenders have and will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are and will be guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The term loan is payable in full in one installment 48 months after the closing of the initial public offering. Borrowings under the acquisition facility are payable in quarterly installments commencing nine months after a vessel acquisition, unless:

     o at least 60% of the principal amount of a revolving loan has been repaid, in which case no payment need be made until 48 months following the closing of the initial public offering; or

     o a vessel has not been chartered for a minimum of 12 months with a reputable charterer within 6 months of the relevant drawdown, in which case at least 75% of the purchase price of that vessel must be repaid within 9 months of its acquisition.

Amounts outstanding under the credit agreement must be repaid in advance of their stated maturity in the following circumstances:

     o    in the event of a sale,  total loss or other  disposition of a vessel;
          and

     o if the aggregate fair market value of the collateral is less than 145% of the aggregate amounts outstanding under the credit agreement.

Indebtedness under the term loan and the acquisition facility bears and will bear interest at an annual rate equal to LIBOR plus a margin equal to:

     o 1.25% if our total liabilities divided by our total assets is less than 60%; and

     o 1.375% if our total liabilities divided by our total assets is equal to or greater than 60%.

We have paid a one-time arrangement fee of approximately $2.0 million and are incurring an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the acquisition facility. We may prepay all loans under the credit agreement at any time without premium or penalty other than customary LIBOR breakage costs.

The credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

     o our shareholders' equity as a percentage of our total assets must be no less than 35%;

     o we must maintain cash and cash equivalents of at least $5.0 million, which increases by $1.25 million per year and by an additional $800,000 for every $10 million borrowed under the revolving acquisition facility, and our current liabilities may not exceed our current assets;

     o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

     o the aggregate fair market value of our vessels must be no less than 145% of the aggregate outstanding loans under the credit agreement.

In addition, Magnus Carriers is required to maintain cash or cash equivalents of at least $1 million. The credit agreement also requires our two principal equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following is an event of default under the credit agreement:

     o the failure to pay principal, interest, fees, expenses or other amounts when due;

     o    breach of certain financial covenants;

     o the failure of any representation or warranty to be materially correct;

     o the occurrence of a material adverse change (as defined in the credit agreement);

     o    the failure of the security documents or guarantees to be effective;

     o judgments against us or any of our subsidiaries in excess of certain amounts;

     o    bankruptcy or insolvency events; and

     o    a change of control (as defined in the credit agreement).

Contractual Obligations and Contingencies

Our obligations as borrower and obligations of our vessel-owning subsidiaries as borrowers and guarantors under term loan agreements with lenders for loans incurred to finance the purchase of vessels owned by them and the commitments of our vessel-owning subsidiaries under the management agreements with Magnus Carriers constitute our signficiant contractual obligations.

Under the ship management agreements, Magnus Carriers is providing us with office space and operational facilities at an extra monthly cost of $1,000 per vessel. This monthly cost includes a portion of the rent and any and all expenses incidental to the office space, including, but not limited to telephone, water and electricity, and is payable by us directly to Magnus Carriers. While occupying the office space, we have access to certain facilities of Magnus Carriers, including their computer and telephone service, server, internet connection, postage meter, facsimile and copying facilities. This arrangement will continue indefinitely.

Long-Term Financial Obligations and Other Commercial Obligations

Once the refinancing of all debt and related obligations existing at the closing of the initial public offering has been completed the long-term financial and other commercial obligations, outstanding as of June 30, 2005 will be as follows (all figures in thousands of U.S. Dollars):

                                                                Payment Due by Period

                                                                                                                        More
Contractual Obligations                      Total         Less than 1 year       1-3 years          3-5 years       than 5 years
-----------------------                      -----         ----------------       ---------          ---------       ------------
Long-term debt obligation (a)                140,000                  -                  -              140,000               -
Interest payments (b)                         31,472              7,868             15,736                7,868
Budgeted vessel operating expenses (c)       240,179             20,951             43,806               46,474         128,948
TOTAL                                        411,651             28,819             59,542              194,342         128,948
Notes:


(a) Refers to our obligations to repay the total term loan facility under the new senior secured credit agreement.

(b) Refers to our expected interest payments over the term of the total term loan facility under the new senior secured credit agreement, assuming an interest rate of 5.62% per annum.

(c) Refers to our obligations under the 10-year management agreements that each of our vessel-owning subsidiaries will enter into with Magnus Carriers. These figures represent the aggregate amount of the individual budgeted vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of June8, 2005. The budgeted vessel operating expenses are subject to adjustments every three years and thus may vary.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

Borrowings under our new senior secured credit agreement bear interest at a rate equal to LIBOR plus a margin ranging from 1.25% to 1.375%. We will use interest rate swaps or other derivative instruments to hedge our exposure to interest rates under our new credit agreement.

A 100 basis point increase in LIBOR would result in an increase of approximately $1.4 million in our annual interest expense.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of June 30, 2005, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $32,000.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Carve-out of the Financial Statements of Aries Energy Corporation

The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies.
Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 per lightweight ton, which we believe is common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Drydocking and Special Survey Costs

Our vessels are required to be drydocked approximately every 30 to 36 months for any major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with drydockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between drydockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

Time charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

In determining the fair value of interest rate swaps and lender participation rights, we are required to make a number of assumptions and estimates. These assumptions include future interest rates, appropriate discount rates, future values of our vessels, future dates of potential disposal or refinancing of vessels. We operate in a dynamic market, which is characterized by frequent and significant movement in all of these variables from period to period, particularly the expected value of our vessels.

We assess these assumptions at the inception of an arrangement and at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which we base our estimates are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments:

In November 2004 the Financial Accounts Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" ("SFAS123(R)"), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use Accounting Principles Board Opinion No. 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123(R) is effective for public companies for interim and annual financial periods beginning after June 15 2005 and the Group will implement as at October 1, 2005. Under the revised standard there are three transition methods available, the modified prospective method, modified retrospective method with restatement of prior interim results or the modified retrospective method. Management does not believe the adoption of this standard will have a material impact on the financial position, results of operations or cash flows.

EXHIBIT 3
---------

      ARIES MARITIME TRANSPORT LIMITED

      Unaudited Predecessor Combined Carve-Out Financial Statements and Unaudited Consolidated Financial Statements For the six month periods ended June 30, 2004 and June 30, 2005

ARIES MARITIME TRANSPORT LIMITED
AUDITED PREDECESSOR COMBINED CARVE-OUT BALANCE SHEET AS AT DECEMBER 31, 2004 AND UNAUDITED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2005
(All amounts expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

                                                                    (Unaudited)
                                                DECEMBER 31, 2004  JUNE 30, 2005
ASSETS
Current assets
    Cash and cash equivalents                           5,334         57,075
    Restricted cash                                     4,803          1,507
    Trade receivables                                     303            735
    Other receivables                                     114            317
    Inventories                                           435            585
    Prepaid expenses and other                            329            328
    Due from related parties                            1,053            925
                                              ---------------- --------------
             Total current assets                      12,371         61,472
                                              ---------------- --------------

    Restricted cash                                       813              -
    Receivables from disposal of vessels                2,000              -
    Vessels, net                                      228,895        269,143
    Other fixed assets, net                                 -              8
    Deferred charges, net                               1,646          2,045
                                              ---------------- --------------
          Total non-current assets                    233,354        271,196
                                              ---------------- --------------
                 Total assets                         245,725        332,668
                                              ================ ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities
    Current portion of long-term debt                  21,910         14,179
    Accounts payable, trade                             3,829          3,027
    Accrued liabilities                                 1,270          1,451
    Deferred income                                     2,051          1,652
    Derivative financial instruments                      248              -
    Deferred revenue                                    5,358          6,120
                                              ---------------- --------------
          Total current liabilities                    34,666         26,429
          -------------------------           ---------------- --------------

    Long-term debt, net of current portion            185,050        131,453
    Fair value of participation liability               6,500              -
    Deferred revenue                                    2,856         11,516
                                              ---------------- --------------
              Total liabilities                       229,072        169,398
              -----------------               ---------------- --------------

    Commitments and contingencies (note 3)

Stockholders' equity
    Common stock, $0.01 par value, 100 million
    shares authorized, 28.4 million shares
    issued and outstanding  at December 31, 2004
    and June 30, 2005                                       -            284
    Additional paid-in capital                              -        141,523
    Retained earnings                                       -         21,463
    Invested equity                                    16,653              -
                                              ---------------- --------------
    Total stockholders' equity                         16,653        163,270
                                              ---------------- --------------
    Total liabilities and stockholders'               245,725        332,668
    equity                                    ================ ==============

The accompanying notes are an integral part of these unaudited predecessor combined carve-out and unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED PREDECESSOR COMBINED CARVE-OUT STATEMENT OF INCOME FOR THE PERIOD ENDED JUNE 30, 2004 AND UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD ENDED JUNE 30, 2005 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
-------------------------------------------------------------------------------

                                          (Unaudited)        (Unaudited)
                                          Six months         Six months
                                          period ended       period ended
                                          June 30, 2004      June 30, 2005
                                          -------------      -------------

REVENUES:
    Revenues                                  10,580         32,705

EXPENSES:
    Commissions                                 (257)          (644)
    Voyage expenses                             (161)            (1)
    Vessel operating expenses                 (2,813)        (7,860)
    General and administrative                      -          (352)
    Depreciation                              (3,271)        (7,898)
    Amortization of dry-docking
    and special survey costs                    (294)          (977)
    Management fees to related
    party                                       (226)          (622)
                                         -------------  -------------
                                              (7,022)       (18,354)
                                         -------------  -------------
    Net operating income                        3,558         14,351

OTHER INCOME (EXPENSES):
    Interest expense                          (1,807)        (8,126)
    Interest income                                 7            119
    Other income (expenses), net                 (43)           (32)
    Change in fair value of
    derivatives                                   276            377
                                         -------------  -------------
    Total other income (expenses), net        (1,567)        (7,662)
                                         -------------  -------------

NET INCOME                                      1,991          6,689
                                         =============  =============

Pro forma earnings per share:
    Basic and diluted                           $0.07          $0.23
                                         =============  =============

Pro forma weighted average number
of shares:
Basic and diluted                          28,416,877     28,416,877
                                         =============  =============


The accompanying notes are an integral part of these unaudited predecessor combined carve-out and unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED PREDECESSOR COMBINED CARVE-OUT STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED JUNE 30, 2004 AND UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED JUNE 30, 2005
(All amounts expressed in thousands of U.S. Dollars)
                                                    (Unaudited)    (Unaudited)
                                                    Six months     Six months
                                                    period ended   period ended
                                                    June 30, 2004  June 30, 2005
                                                    -------------  -------------
Cash flows from operating activities:
    Net income                                              1.991         6,689
    Adjustments to reconcile net income
      to net cash
    provided by operating activities:
    Depreciation                                            3,271         7,898
    Amortization of dry-docking and special survey            294           977
    Amortization and write-off of deferred
    financing costs                                            70         1,660
    Amortization of debt discount                             490         1,457
    Amortization of deferred revenue                       (2,065)       (3,334)
    Interest expense of deferred revenue                       29           160
    Change in fair value of derivative financial
    instruments                                              (276)         (378)
    (Increase) decrease in
    Trade receivables                                         (78)         (432)
    Other receivables                                        (115)         (203)
    Inventories                                              (317)         (150)
    Prepaid expenses and other                               (328)            1
    Due from related parties                               (1,181)          128
    Increase (decrease) in
    Accounts payable, trade                                 1,523          (802)
    Accrued liabilities                                       630           161
    Deferred revenue                                          982          (399)
                                                     ------------ -------------
       Net cash provided by operating activities            4,920        13,433
                                                     ------------ -------------
Cash flows from investing activities:
    Vessel acquisitions                                  (141,867)      (35,102)
    Other acquisitions                                          -            (8)
    Restricted cash for dry-docking payments                 (223)          813
    Advances for vessels under construction                 6,857             -
    Advances for vessels dry-docking/ special
    survey                                (2,803)         (1,404)
                                                     ------------ -------------
       Net cash used in investing activities             (138,036)      (35,701)
                                                     ------------ --------------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt              141,730        30,897
    Principal repayments of long-term debt                 (1,900)      (93,582)
    Payment for financing costs                            (1,275)       (2,060)
    Proceeds from derivative financial
    instruments termination                                     -           301
    Payment of participation liability                                   (6,500)
    Restricted cash for loan payments                      (1,170)        3,296
    Contributions to paid-in capital                        4,141       141,523
    Due from stockholders                                  (4,194)            -
    Issuance of capital stock                                  55           134

                                                     ---------------- ---------
       Net cash provided by financing activities          137,387        74,009
                                                     --------------- ----------
       Net increase in cash and cash equivalents            4,271        51,741
Cash and cash equivalents
Beginning of period/year                                      667         5,334
                                                     ---------------- ---------
End of period/year                                          4,938        57,075
                                                     ================ =========


The accompanying notes are an integral part of these unaudited predecessor combined carve-out and unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
NOTES TO THE UNAUDITED PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

1    Organization and Basis of Presentation

     The principal business of Aries Maritime Transport Limited ("the Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company's common shares are quoted on the NASDAQ National Market in the United States. The Company is a holding company that conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide.

     Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of the companies listed below:

                                                                             Date of
                                 Country of                                  Acquisition/
Company  Name                    Incorporation           Vessel Name         Incorporation
-------  ----                    -------------           -----------         -------------

Mote Shipping Ltd.               Malta                   M/T High Land       March 7, 2003
Statesman Shipping Ltd.          Malta                   M/T High Rider      March 18, 2003
Fortius Marine S.A.              Marshall Islands            -               June 13, 2005
Altius Marine S.A.               Marshall Islands        M/T Altius **       June 21, 2005
Land Marine S.A.                 Marshall Islands            -               June 13, 2005
Rider Marine S.A.                Marshall Islands            -               June 13, 2005
Makassar Marine Ltd.             Marshall Islands            -               May 13, 2005
Seine Marine Ltd.                Marshall Islands        M/V CMA CGM Seine   June 24, 2005
Trans Continent Navigation Ltd.  Marshall Islands            - **            June 24, 2004
Trans State Navigation Ltd.      Marshall Islands        M/T Fortius         August 2, 2004
Vintage Marine S.A.              Marshall Islands        M/T Citius          August 5, 2004
Bora Limited                     British Virgin Islands  M/T Bora            May 25, 2004
Ermina Marine Ltd.               Marshall Islands        M/T Nordanvind      December 9, 2004
Jubilee Shipholding S.A.         Marshall Islands        M/V Ocean Hope      July 26, 2004
Dynamic Maritime Co.             Marshall Islands        M/V CMA CGM Force   June 1, 2004
Olympic Galaxy Shipping Ltd.     Marshall Islands        M/V CMA CGM Energy  April 28, 2004
Rivonia Marine Limited           Cyprus                      - *             May 4, 2004
Robin Marine Limited             Cyprus                      - *             April 20, 2004
AMT Management Ltd.              Greek                       -               January 10, 2005

_______________________
* These companies were transferred out of the Aries Maritime group of companies in March 2005.
** This vessel was transferred from Trans Continent Navigation Ltd. to Altius Marine S.A. in June 2005.

     Up to March 17, 2005, the unaudited predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the unaudited predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves are represented by `Invested Equity'.

     In a group re-organization leading up to March 17, 2005 the stockholders of certain of the various vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent stockholding in Aries Maritime. Aries Maritime's ownership percentages in those vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of those vessel-owning companies before the group re-organization. Accordingly the group re-organization has been accounted for as an exchange of equity interests at historical cost.

     After March 17, 2005, the unaudited financial statements reflect the consolidated results of Aries Maritime.

     Any intercompany balances have been eliminated on combination and consolidation.

     On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The proceeds of the offering before expenses were approximately $143 million.

     Hereinafter, Aries Maritime and its combining companies and subsidiaries referred to above will be referred to as "the Group".

     The accompanying unaudited predecessor combined carve-out financial statements and unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with Article 10 of Regulation S-X. The combined balance sheet at December 31, 2004 has been derived from the audited financial statements at that date. The unaudited predecessor combined carve-out financial statements and the unaudited consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal recurring nature and have been reflected in the unaudited predecessor combined carve-out financial statements and unaudited consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these unaudited predecessor carve-out combined financial statements and unaudited consolidated financial statements should be read in conjunction with the predecessor combined financial statements and accompanying notes as at December 31, 2003 and 2004 for the period and year ended December 31, 2003 and 2004 respectively.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


2.   Summary of Significant Accounting Policies

     Segment reporting:

     The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

     Pro forma net income per share:
     The Group has presented pro forma net income per share for all periods presented based on the common shares outstanding of Aries Maritime as at June 30, 2005. Accordingly, 28,416,877 common shares have been disclosed as being outstanding for all of the periods presented for purposes of disclosure of pro forma net income per share. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted pro forma net income per share.

     Comprehensive income:
     Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative purposes. For the periods ended June 30, 2004 and 2005, comprehensive income was the same as net earnings.


3    Commitments and contingencies

     (a) Commitments

     New senior secured credit agreement

     Simultaneously with the Company's initial public offering, the Company entered into a new senior secured credit agreement ("the new credit facility") with a syndicate of banks. The new credit facility is for a total of $290 million and comprises a delayed-draw term loan facility of $140 million and a revolving credit facility of $150 million. During the six month period ended June 30, 2005, the M/T Altius and M/V CMA CGM Seine were financed under the new credit facility (refer to Note 4 for details of other vessels financed under the new credit facility subsequent to June 30,
     2005). As at June 30, 2005, $30.9 million of the delayed-draw term loan facility of $140 million had been drawn. The delayed-draw term loan facility of $140 million is repayable in a bullet repayment in four years. The new credit facility of $290 million, including the $140 million delayed-draw term loan facility, is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries. The maximum amount of the delayed-draw term loan facility available against each vessel is shown in the table below.

Vessel                                                      Loan balance
Altius                                                        17,332,536
CMA CGM Seine                                                 13,564,593
                                                         Loan commitment
Bora                                                          11,220,096
Nordanvind                                                    11,889,952
High Land                                                      9,043,063
High Rider                                                     8,708,134
Fortius                                                       17,332,536
Citius                                                         7,200,957
Ocean Hope                                                     8,373,206
CMA CGM Energy                                                10,885,167
CMA CGM Force                                                 10,885,167
CMA CGM Makassar                                              13,564,593
                               Total                         140,000,000

     The $150 million revolving credit facility for the acquisition of additional vessels was undrawn as at June 30, 2005 and is available for two years.

     Management agreements

     From June 8, 2005, each of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"). Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services, plus $1,000 per month for office space and administrative support.

     Purchase of vessels
     Pursuant to an agreement dated December 28, 2004, Magnus Carriers and the Company had the option, which became an obligation on completion of the Company's initial public offering to purchase the CMA CGM Seine and CMA CGM Makassar between February 21, 2005 and June 21, 2005. The price of the vessels, based on a delivery date of February 21, 2005 would have been $72.4 million and for every day later, the price was reduced by $12,900 ($6,450 per vessel). On May 11, 2005, further to an addendum to the above agreement, the latest date of purchase for the two vessels was extended to July 21, 2005.

     This option became an obligation upon completion of the initial public offering of shares of the Company. On June 24, 2005 the CMA CGM Seine was purchased under the terms of the agreement for $35.4 million (see also Note
     4).

     (b) Contingencies

     Legal proceedings
     There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.


4    Subsequent events

     Purchase of vessels

     The obligation described in note 3(a) was met in full in July 2005 with the purchase of M/V CMA CGM Makassar on July 15, 2005 for $35.3 million.

     Transfer of assets
     The following vessels were transferred from the ownership of the then current owners ("Old Company") to the now current owners ("New Company") on the dates shown below:

     Vessel           Old Company             New Company         Date
     M/T High Rider   Statesman  Shipp. Ltd.  Rider Marine S.A.   Aug 5, 2005
     M/T High Land    Mote Shipping Ltd.      Land Marine S.A.    July 18, 2005

     New credit facility

     During July and August 2005, all vessels, with the exception of M/T Fortius, were financed under the new credit facility.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)






Dated:  August 17, 2005                       By:/s/ Richard J.H. Coxall
                                              --------------------------------
                                               Richard J.H. Coxall
                                              Chief Executive Officer












23248.0002 #595031